UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Adamas Pharmaceuticals, Inc.

(Name of Subject Company)

Adamas Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00548A106 (CUSIP Number of Class of Securities)

Christopher B. Prentiss

Chief Financial Officer

Adamas Pharmaceuticals, Inc.

1900 Powell Street, Suite 1000

Emeryville, California

(510) 450-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh

Ian Nussbaum

Polina A. Demina

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Adamas Pharmaceuticals, Inc., a Delaware corporation (“Adamas” or the “Company”) with the Securities and Exchange Commission (the “SEC”) relating to the tender offer (the “Offer”) by Supernus Reef, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Supernus Pharmaceuticals, Inc. (“Supernus”), to purchase all of the outstanding Shares at the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2021, and in the related Letter of Transmittal filed by Purchaser with the SEC on October 25, 2021. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 10, 2021, by and among Supernus, Purchaser and Adamas. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The second paragraph under the section titled “Regulatory Approvals—Antitrust Compliance” on pages 36 and 37 of the Schedule 14D-9 is hereby amended and restated to read as follows:

Under the HSR Act, the purchase of shares pursuant to the Offer may not be completed until the expiration of a 30-day waiting period following the filing by the acquiring person of a Premerger Notification and Report Form with the DOJ and the FTC, but this period may be (i) shortened if the reviewing agency grants “early termination” of the waiting period (provided, however, that the FTC announced on February 4,2021 that the FTC and DOJ will not grant early termination during the transition to the new Biden Administration while the FTC is reviewing the processes and procedures used to grant early termination, stating that the FTC anticipated that the suspension will be temporary and brief, but that suspension continues), (ii) restarted if the acquiring person voluntarily withdraws and refiles to allow an additional 30-day waiting period, or (iii) continued if the reviewing agency issues a request for additional information and documentary material ~~(a “Second Request”)~~. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the DOJ and the FTC in connection with the purchase of the Shares in the Offer promptly, and no later than ten business days from the date of the Merger Agreement unless otherwise agreed to in writing between the parties. Supernus and Adamas filed their respective Premerger Notification and Report Forms with the DOJ and the FTC on October 21, 2021.~~, and the waiting period will expire on or about November 22, 2021, unless: (i) the DOJ and FTC grant early termination of the waiting period; (ii) Purchaser voluntarily withdraws and refiles to allow an additional thirty day waiting period; or (iii) Purchaser receives a request for a Second Request prior to the expiration of the waiting period. If a Second Request is issued, the waiting period with respect to the Offer would be continued until ten days following the date of Supernus’s compliance with that request, unless earlier terminated. Thereafter, the reviewing agency may take action to preliminarily or permanently enjoin the transaction or the parties may agree not to consummate the transaction for some period of time. If either the 30-day initial waiting period or ten-day post-substantial compliance waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. E.T. on the next day that is not a Saturday, Sunday or federal holiday.~~ On November 22, 2021 at 11:59 p.m. Eastern Time, the required 30-day waiting period under the HSR Act with respect to the Offer expired. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period (or any extension thereof) has been satisfied. The Offer continues to be subject to the remaining conditions described in “Item 2. Identity and Background of Filing Person—Tender Offer.”

2.	The section titled “Legal Proceedings” on page 37 is hereby amended by adding the bold and underlined language below:

Legal Proceedings

Subsequent to the filing of the Schedule 14D-9, ten  civil actions were filed challenging the adequacy of certain public disclosures made by the Company concerning the Company’s proposed transaction with Supernus and Purchaser and the process which led to the proposed transaction. On October 26, 2021, Elaine Wang, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned Wang v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-08742 (the “Wang Complaint”). The Wang Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On October 28, 2021, Jeffrey D. Justice II, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned Justice v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-08818 (the “Justice Complaint”). The Justice Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an amended recommendation statement, a declaration that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, and the award of attorneys’ fees and expenses. On October 29, 2021, Stourbridge Investments LLC, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned Stourbridge Investments LLC v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-08856 (the “Stourbridge Complaint”). The Stourbridge Complaint asserts claims under Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, an amended recommendation statement, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On October 29, 2021, Tran Tran, a purported stockholder of the Company, commenced an action in the United States District Court for the Northern District of California, captioned Tran v. Adamas Pharmaceuticals, Inc. et al., Case No. 3:21-cv-08417 (the “Tran Complaint”). The Tran Complaint asserts claims under Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission or rescissory damages in the event it is consummated, an amended recommendation statement, and the award of attorneys’ fees and expenses. On November 2, 2021, Kelly Cook, a purported stockholder of the Company, commenced an action in the United States District Court for the Eastern District of New York, captioned Cook v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-06102 (the “Cook Complaint”). The Cook Complaint asserts claims under Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an amended recommendation statement, a declaration that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, and the award of attorneys’ fees and expenses. On November 5, 2021, Catherine Coffman, a purported stockholder of the Company, commenced an action in the United States District Court for the Northern District of California, captioned Coffman v. Adamas Pharmaceuticals, Inc. et al., Case No. 3:21-cv-08646 (the “Coffman Complaint”). The Coffman Complaint asserts claims under Sections 14(e) and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, and the award of attorneys’ fees and expenses. On November 5, 2021, Michael Kent, a purported stockholder of the Company, commenced an action in the United States District Court for the District of Delaware, captioned Kent v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:99-mc-09999 (the “Kent Complaint”). The Kent Complaint asserts claims under Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, and the award of attorneys’ fees and expenses. On November 8, 2021, Marc Waterman, a purported stockholder of the Company, commenced an action in the United States District Court for the Eastern District of Pennsylvania, captioned Waterman v. Adamas Pharmaceuticals, Inc. et al., Case No. 2:21-cv-04912 (the “Waterman Complaint”). The Waterman Complaint asserts claims under Sections 14(e), 14(d), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an amended recommendation statement, a declaration that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, and the award of attorneys’ fees and expenses. On November 10, 2021, Lori Vereker, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned Vereker v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-09319 (the “Vereker Complaint”). The Vereker Complaint asserts claims under Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing consummation of the proposed transaction with Supernus, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On November 11, 2021, Michael McDevitt, a purported stockholder of the Company, commenced an action in the United States District Court for the Southern District of New York, captioned McDevitt v. Adamas Pharmaceuticals, Inc. et al., Case No. 1:21-cv-09343 (the “McDevitt Complaint” and, together with the Wang Complaint, the Justice Complaint, the Stourbridge Complaint, the Tran Complaint, the Cook Complaint, the Coffman Complaint, the Kent Complaint, the Waterman Complaint, and the Vereker Complaint, the “Complaints”). The McDevitt Complaint asserts claims under Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and seeks, among other things, an injunction preventing defendants from filing any amendment to the recommendation statement unless and until defendants agree to disclose the information requested, an injunction preventing consummation of the proposed transaction with Supernus, rescission of the Merger Agreement or rescissory damages in the event it is consummated, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On November 12, 2021, the Vereker Complaint was voluntarily dismissed. On November 19, 2021, the Wang Complaint and the McDevitt Complaint were voluntarily dismissed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAMAS PHARMACEUTICALS, INC.

By:	/s/ Christopher B. Prentiss
Name:	Christopher B. Prentiss
Title:	Chief Financial Officer

Dated: November 23, 2021